The Boardwalk Amenities Center
**San Diego, CA**

# Earnings Release and Supplemental Report

**First Quarter 2022**



Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

# TABLE OF
# Contents

**Healthpeak Properties Reports First Quarter 2022 Results**

DENVER, May 3, 2022 – Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the first quarter ended March 31, 2022.

**FIRST QUARTER 2022 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS**

– Net income of $0.13 per share, Nareit FFO of $0.45 per share, FFO as Adjusted of $0.43 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 5.6%
  - Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 5.2% and 3.6%, respectively
  - Total pro forma Same-Store Portfolio Cash (Adjusted) NOI growth of 3.2% excluding government grants received under the CARES Act at our CCRC properties

– Life science development:
  - Placed 263,000 square feet of 100% leased Class A life science developments in service during the first quarter, representing $262 million of total investment
  - Active life science developments 71% pre-leased as of March 31, 2022 with significant active tenant interest in remaining availability

– Placed in service three on-campus HCA medical office development projects representing 237,000 square feet and $68 million of investment at completion; the properties were 61% leased as of March 31, 2022

– Acquired two medical office buildings on the campus of an HCA hospital in the Houston MSA for $43 million

– Net debt to adjusted EBITDAre and liquidity were 5.1x and $2.1 billion, respectively, as of March 31, 2022

– Kathy Sandstrom appointed independent Vice Chair of the Board of Directors

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 20, 2022, to stockholders of record as of the close of business on May 9, 2022

– Recent ESG accomplishments include:
  - Named to *Fortune*'s inaugural Modern Board 25 list, recognizing the 25 most innovative boards of directors among S&P 500 companies based on corporate governance criteria such as director expertise, independence, diversity and tenure, as well as ESG scoring
  - Received a Supplier Engagement Rating of "A-" from CDP for the third consecutive year for our leading performance in ESG governance, environmental targets, greenhouse gas emissions disclosure and supplier engagement
  - Recognized by the Women's Leadership Foundation of Colorado for having a gender-balanced Board

*FIRST QUARTER COMPARISON*

| (in thousands, except per share amounts) | Three Months Ended March 31, 2022 | | Three Months Ended March 31, 2021 | |
| --- | --- | --- | --- | --- |
| | Amount | Per Share | Amount | Per Share |
| Net income, diluted | $ 69,637 | $ 0.13 | $ 143,337 | $ 0.27 |
| Nareit FFO, diluted | 245,783 | 0.45 | 40,233 | 0.07 |
| FFO as Adjusted, diluted | 237,186 | 0.43 | 217,331 | 0.40 |
| AFFO, diluted | 203,682 | | 186,135 | |

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "March 31, 2022 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

## SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

### Actual

**Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth**

| | Three Month | |
| --- | --- | --- |
| | SS Growth % | % of SS |
| Life science | 5.2% | 48.1% |
| Medical office | 3.6% | 38.7% |
| CCRC | 13.7% | 13.2% |
| **Total Portfolio** | **5.6%** | **100.0%** |

### Pro Forma (excluding CARES)

**Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth**

| | Three Month | |
| --- | --- | --- |
| | SS Growth % | % of SS |
| Life science | 5.2% | 49.5% |
| Medical office | 3.6% | 39.8% |
| CCRC | (6.0%) | 10.7% |
| **Total Portfolio** | **3.2%** | **100.0%** |

## ACQUISITIONS

### HOUSTON ON-CAMPUS MEDICAL OFFICE PORTFOLIO

In March 2022, Healthpeak closed on two medical office buildings totaling 95,000 square feet, including a 43,000 square foot LEED Platinum certified building, for $43 million. The portfolio is 97% leased to a diverse mix of life science and clinical specialties with a weighted average remaining lease term of approximately 7.5 years. The properties are located in the Webster submarket of Houston on the campus of HCA's recently expanded 595-bed Clear Lake Hospital, the leading hospital in the submarket.

## PREVIOUSLY DISCLOSED FIRST QUARTER 2022 ACQUISITIONS

### VISTA SORRENTO ASSEMBLAGE, SORRENTO MESA

As previously announced, in January 2022, Healthpeak closed on a five acre parcel in an off-market acquisition in the Sorrento Mesa submarket of San Diego for $24 million.

Following near-term expirations of the in-place leases, Healthpeak intends to commence construction of a new Class A life science development. The Vista Sorrento assemblage is located in close proximity to two existing Healthpeak life science campuses.

### CAMBRIDGE (ALEWIFE) UPDATE

In January 2022, Healthpeak closed on the previously announced acquisition of 67 Smith Place in the Alewife submarket of Cambridge for $72 million.

## DEVELOPMENT UPDATES

### THE BOARDWALK

During the first quarter, Healthpeak placed 118,000 square feet, representing $130 million of investment, in service at The Boardwalk, located in the Torrey Pines submarket of San Diego. The remaining 74,000 square feet that has not yet been placed in service is expected to commence in the second quarter of 2022. The $182 million Class A development is targeting LEED Gold certification and encompasses 192,000 square feet across 3 buildings and is 100% leased.

### THE SHORE AT SIERRA POINT

During the first quarter, Healthpeak placed in service a combined 145,000 square feet, representing $132 million of investment, across Phases II and III of The Shore at Sierra Point located in Brisbane, California. The remaining 196,000 square feet in Phase II that has not yet been placed in service is 100% leased with a total expected development cost of $222 million.

### HCA MOB DEVELOPMENT COMPLETIONS

During the first quarter, Healthpeak placed in service three on-campus HCA-anchored medical office development projects in the high-growth markets of Houston, Texas and Jacksonville and Miami, Florida. Combined, the three buildings encompass 237,000 square feet, represent a total investment at completion of $68 million and were 61% leased as of March 31, 2022.

## BALANCE SHEET

Net debt to adjusted EBITDAre and liquidity were 5.1x and $2.1 billion, respectively, as of March 31, 2022, including net proceeds from the future settlement of shares sold under equity forward contracts during the third quarter of 2021.

## BOARD LEADERSHIP UPDATES – KATHY SANDSTROM TO SERVE AS VICE CHAIR OF THE BOARD

In connection with the Board of Directors' annual review of its overall composition and leadership, Kathy Sandstrom was appointed as independent Vice Chair. The Board also appointed Ms. Sandstrom as Chair of the Nominating and Corporate Governance Committee.

In Ms. Sandstrom's new role as Vice Chair, she will lend her significant institutional real estate investment experience to Brian Cartwright, Tom Herzog and other directors to help guide Healthpeak in advancing its strategic growth initiatives and development platform.  As Chair of the Nominating and Corporate Governance Committee, Ms. Sandstrom will assist the Board in planning for future Board leadership roles and succession, as well as refreshment in the ordinary course.

Brian Cartwright will continue to serve as independent Chairman of the Board.

### *ABOUT KATHY SANDSTROM*

Ms. Sandstrom has more than 20 years of real estate finance and investment experience. She served as Senior Managing Director and global head of Heitman LLC's Public Real Estate Securities business from 2013 to 2018, and was a member of the firm's Global Management Committee, the Board of Managers and the Allocation Committee. Prior to joining Heitman in 1996, Ms. Sandstrom held several senior leadership positions across multiple facets of the institutional real estate investment industry. She has served on Healthpeak's Board since 2018, and is a member of the board of directors of EastGroup Properties, Inc., an NYSE-listed REIT. Ms. Sandstrom is also a certified public accountant.

### DIVIDEND

On April 28, 2022, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 20, 2022, to stockholders of record as of the close of business on May 9, 2022.

### 2022 GUIDANCE

We are reaffirming the following guidance ranges for full year 2022:

- Diluted earnings per common share of $0.58 – $0.64
- Diluted Nareit FFO per share of $1.70 – $1.76
- Diluted FFO as Adjusted per share of $1.68 – $1.74
- Total Portfolio Same-Store Cash (Adjusted) NOI growth of 3.25% – 4.75%

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing and other assumptions for the year ending December 31, 2022. For additional details and assumptions underlying this guidance, please see page 35 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

### COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, May 4, 2022, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to review its financial and operating results for the first quarter ended March 31, 2022. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 10165073. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through May 4, 2023, and a telephonic replay can be accessed through May 18, 2022, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 4992902. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

### ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRC.  At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

## FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2022 Guidance." Pending acquisitions, dispositions, and leasing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

## CONTACT

Andrew Johns, CFA
Senior Vice President – Investor Relations
720-428-5400

# Healthpeak Properties, Inc.

**Consolidated Balance Sheets**

In thousands, except share and per share data

| | March 31, 2022 | December 31, 2021 |
|---|---|---|
| **Assets** | | |
| Real estate: | | |
| Buildings and improvements | $ 12,368,124 | $ 12,025,271 |
| Development costs and construction in progress | 739,451 | 877,423 |
| Land | 2,706,909 | 2,603,964 |
| Accumulated depreciation and amortization | (2,975,337) | (2,839,229) |
| Net real estate | 12,839,147 | 12,667,429 |
| Net investment in direct financing leases | — | 44,706 |
| Loans receivable, net of reserves of $1,944 and $1,813 | 409,753 | 415,811 |
| Investments in and advances to unconsolidated joint ventures | 403,159 | 403,634 |
| Accounts receivable, net of allowance of $2,068 and $1,870 | 54,106 | 48,691 |
| Cash and cash equivalents | 89,066 | 158,287 |
| Restricted cash | 52,103 | 53,454 |
| Intangible assets, net | 497,104 | 519,760 |
| Assets held for sale and discontinued operations, net | 33,812 | 37,190 |
| Right-of-use asset, net | 232,457 | 233,942 |
| Other assets, net | 676,543 | 674,615 |
| **Total assets** | $ 15,287,250 | $ 15,257,519 |
| **Liabilities and Equity** | | |
| Bank line of credit and commercial paper | $ 1,330,813 | $ 1,165,975 |
| Senior unsecured notes | 4,654,056 | 4,651,933 |
| Mortgage debt | 350,713 | 352,081 |
| Intangible liabilities, net | 175,355 | 177,232 |
| Liabilities related to assets held for sale and discontinued operations, net | 14,318 | 15,056 |
| Lease liability | 203,988 | 204,547 |
| Accounts payable, accrued liabilities, and other liabilities | 695,373 | 755,384 |
| Deferred revenue | 817,022 | 789,207 |
| **Total liabilities** | 8,241,638 | 8,111,415 |
| Commitments and contingencies | | |
| Redeemable noncontrolling interests | 97,890 | 87,344 |
| Common stock, $1.00 par value: 750,000,000 shares authorized; 539,523,537 and 539,096,879 shares issued and outstanding | 539,524 | 539,097 |
| Additional paid-in capital | 10,084,687 | 10,100,294 |
| Cumulative dividends in excess of earnings | (4,212,941) | (4,120,774) |
| Accumulated other comprehensive income (loss) | (3,047) | (3,147) |
| Total stockholders' equity | 6,408,223 | 6,515,470 |
| Joint venture partners | 338,443 | 342,234 |
| Non-managing member unitholders | 201,056 | 201,056 |
| Total noncontrolling interests | 539,499 | 543,290 |
| **Total equity** | 6,947,722 | 7,058,760 |
| **Total liabilities and equity** | $ 15,287,250 | $ 15,257,519 |

# Healthpeak Properties, Inc.

**Consolidated Statements of Operations**

In thousands, except per share data

| | | Three Months Ended March 31, | | |
| --- | --- | --- | --- | --- |
| | | 2022 | | 2021 |
| **Revenues:** | | | | |
| Rental and related revenues | $ | 370,150 | $ | 327,972 |
| Resident fees and services | | 121,560 | | 116,128 |
| Income from direct financing leases | | 1,168 | | 2,163 |
| Interest income | | 5,494 | | 9,013 |
| Total revenues | | 498,372 | | 455,276 |
| **Costs and expenses:** | | | | |
| Interest expense | | 37,586 | | 46,843 |
| Depreciation and amortization | | 177,733 | | 157,538 |
| Operating | | 207,247 | | 181,761 |
| General and administrative | | 23,831 | | 24,902 |
| Transaction costs | | 296 | | 798 |
| Impairments and loan loss reserves (recoveries), net | | 132 | | 3,242 |
| Total costs and expenses | | 446,825 | | 415,084 |
| **Other income (expense):** | | | | |
| Gain (loss) on sales of real estate, net | | 3,856 | | — |
| Gain (loss) on debt extinguishments | | — | | (164,292) |
| Other income (expense), net | | 18,316 | | 2,200 |
| Total other income (expense), net | | 22,172 | | (162,092) |
| **Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures** | | **73,719** | | **(121,900)** |
| Income tax benefit (expense) | | (777) | | (8) |
| Equity income (loss) from unconsolidated joint ventures | | 2,084 | | 1,323 |
| **Income (loss) from continuing operations** | | **75,026** | | **(120,585)** |
| **Income (loss) from discontinued operations** | | **317** | | **270,008** |
| **Net income (loss)** | | **75,343** | | **149,423** |
| Noncontrolling interests' share in continuing operations | | (3,730) | | (3,306) |
| Noncontrolling interests' share in discontinued operations | | — | | (329) |
| **Net income (loss) attributable to Healthpeak Properties, Inc.** | | **71,613** | | **145,788** |
| Participating securities' share in earnings | | (1,976) | | (2,451) |
| **Net income (loss) applicable to common shares** | $ | **69,637** | $ | **143,337** |
| **Basic earnings (loss) per common share:** | | | | |
| Continuing operations | $ | 0.13 | $ | (0.23) |
| Discontinued operations | | 0.00 | | 0.50 |
| Net income (loss) applicable to common shares | $ | **0.13** | $ | **0.27** |
| **Diluted earnings (loss) per common share:** | | | | |
| Continuing operations | $ | 0.13 | $ | (0.23) |
| Discontinued operations | | 0.00 | | 0.50 |
| Net income (loss) applicable to common shares | $ | **0.13** | $ | **0.27** |
| **Weighted average shares outstanding:** | | | | |
| Basic | | 539,352 | | 538,679 |
| Diluted | | 539,586 | | 538,679 |

# Healthpeak Properties, Inc.

**Funds From Operations**
In thousands, except per share data

| | | Three Months Ended March 31, | | |
|---|---|---|---|---|
| | | **2022** | | **2021** |
| **Net income (loss) applicable to common shares** | $ | **69,637** | $ | **143,337** |
| Real estate related depreciation and amortization | | 177,733 | | 157,538 |
| Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures | | 5,135 | | 4,453 |
| Noncontrolling interests' share of real estate related depreciation and amortization | | (4,840) | | (4,881) |
| Loss (gain) on sales of depreciable real estate, net[1] | | (3,785) | | (259,662) |
| Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures | | (279) | | — |
| Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net | | 12 | | — |
| Loss (gain) upon change of control, net | | — | | (1,042) |
| Taxes associated with real estate dispositions | | (182) | | 490 |
| Nareit FFO applicable to common shares | | 243,431 | | 40,233 |
| Distributions on dilutive convertible units and other | | 2,352 | | — |
| **Diluted Nareit FFO applicable to common shares** | $ | **245,783** | $ | **40,233** |
| | | | | |
| **Diluted Nareit FFO per common share** | $ | **0.45** | $ | **0.07** |
| Weighted average shares outstanding - diluted Nareit FFO | | 546,903 | | 539,016 |
| Impact of adjustments to Nareit FFO: | | | | |
| Transaction-related items | $ | 296 | $ | 4,113 |
| Other impairments (recoveries) and other losses (gains), net[2] | | (8,909) | | 3,242 |
| Restructuring and severance related charges | | — | | 2,463 |
| Loss (gain) on debt extinguishments | | — | | 164,292 |
| Casualty-related charges (recoveries), net | | — | | 1,048 |
| Total adjustments | | (8,613) | | 175,158 |
| FFO as Adjusted applicable to common shares | | 234,818 | | 215,391 |
| Distributions on dilutive convertible units and other | | 2,368 | | 1,940 |
| **Diluted FFO as Adjusted applicable to common shares** | $ | **237,186** | $ | **217,331** |
| **Diluted FFO as Adjusted per common share** | $ | **0.43** | $ | **0.40** |
| Weighted average shares outstanding - diluted FFO as Adjusted | | 546,903 | | 546,342 |

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) The three months ended March 31, 2022 includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital that was in a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with a planned MOB demolition. The remaining activity for the three months ended March 31, 2022 and 2021 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

# Healthpeak Properties, Inc.

**Adjusted Funds From Operations**
In thousands

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| FFO as Adjusted applicable to common shares | $ 234,818 | $ 215,391 |
| Amortization of stock-based compensation | 4,721 | 4,364 |
| Amortization of deferred financing costs | 2,689 | 2,213 |
| Straight-line rents | (11,158) | (9,135) |
| AFFO capital expenditures | (22,839) | (20,710) |
| Deferred income taxes | 261 | (1,723) |
| Other AFFO adjustments | (6,459) | (5,602) |
| AFFO applicable to common shares | 202,033 | 184,798 |
| Distributions on dilutive convertible units and other | 1,649 | 1,337 |
| **Diluted AFFO applicable to common shares** | **$ 203,682** | **$ 186,135** |
| Weighted average shares outstanding - diluted AFFO | 545,078 | 544,517 |

# Overview[1][2]

As of and for the quarter ended March 31, 2022, dollars, square feet, and shares in thousands, except per share data

| | 1Q22 |
|---|---|
| **Financial Metrics** | |
| Diluted earnings per common share | $0.13 |
| Diluted Nareit FFO per common share | $0.45 |
| Diluted FFO as Adjusted per common share | $0.43 |
| Dividends per common share | $0.30 |
| Portfolio Real Estate Revenues[3][4] | $511,409 |
| Portfolio NOI[3][4] | $291,947 |
| Portfolio Cash (Adjusted) NOI[3][4] | $274,279 |
| Portfolio Income[3][4] | $279,773 |

| | 1Q22 | % of Total SS |
|---|---|---|
| **Same-Store Cash (Adjusted) NOI Growth** | | |
| Life science | 5.2% | 48.1% |
| Medical office | 3.6% | 38.7% |
| CCRC[4][5] | 13.7% | 13.2% |
| **Total[5]** | **5.6%** | **100.0%** |

| Capitalization | 1Q22 | Debt Ratios | 1Q22 |
|---|---|---|---|
| Common stock outstanding and DownREIT units | 546,841 | Financial Leverage | 34.0% |
| Total Market Equity | $18,773,052 | Secured Debt Ratio | 2.1% |
| Enterprise Debt | $6,375,303 | Net Debt to Adjusted EBITDAre | 5.1x |
| | | Adjusted Fixed Charge Coverage | 6.4x |

| | Total Portfolio | | Operating Portfolio | |
|---|---|---|---|---|
| | Property Count | Capacity[6] | Capacity | Occupancy[7] |
| **Portfolio Statistics** | | | | |
| Life science | 149 | 12,172 Sq. Ft. | 10,936 Sq. Ft. | 98.5% |
| Medical office | 300 | 24,211 Sq. Ft. | 24,092 Sq. Ft. | 90.2% |
| CCRC | 15 | 7,344 Units | 7,344 Units | 80.9% |
| Other[8] | 19 | 3,354 Units | 3,354 Units | 75.8% |
| **Total** | **483** | | | |

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding.

(2) Segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for further information.

(3) Excludes discontinued operations.

(4) 1Q22 includes $6.9 million and $0.3 million of government grants under the CARES Act for our CCRC and Other segments, respectively, which is included in Other income (expense), net, and Equity income/(loss) from unconsolidated joint ventures, in our Consolidated Statement of Operations; $6.6 million of which relates to properties in Same-Store in our CCRC Segment for 1Q22.

(5) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (6.0%) for CCRC and 3.2% for Total Portfolio.

(6) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(7) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale.

(8) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

# Portfolio Summary[1]

As of and for the quarter ended March 31, 2022, dollars in thousands, excludes discontinued operations

| | Property Count | Weighted Average Age[2] | Portfolio Investment | Portfolio Income |
|---|---|---|---|---|
| **Property Portfolio** | | | | |
| Life science | 137 | 14 | $ 7,570,499 | $ 132,664 |
| Medical office | 294 | 24 | 6,037,076 | 106,762 |
| CCRC | 15 | 31 | 2,253,662 | 30,557 |
| Other | 19 | 22 | 458,352 | 4,296 |
| | **465** | **20** | **$ 16,319,590** | **$ 274,279** |
| | | | | |
| **Developments** | | | | |
| Life science | 10 | — | $ 593,820 | $ — |
| | **10** | **—** | **$ 593,820** | **$ —** |
| | | | | |
| **Redevelopments[3]** | | | | |
| Life science | 2 | — | $ 80,950 | $ — |
| Medical office | 6 | — | 22,453 | — |
| | **8** | **—** | **$ 103,403** | **$ —** |
| | | | | |
| **Debt Investments** | | | | |
| Seller financing loans | — | — | $ 383,195 | $ 5,043 |
| Other | — | — | 24,531 | 452 |
| | **—** | **—** | **$ 407,726** | **$ 5,494** |
| | | | | |
| **Total** | | | | |
| Life science | 149 | 14 | $ 8,245,270 | $ 132,664 |
| Medical office | 300 | 24 | 6,059,529 | 106,762 |
| CCRC | 15 | 31 | 2,253,662 | 30,557 |
| Other | 19 | 22 | 866,079 | 9,790 |
| | **483** | **20** | **$ 17,424,540** | **$ 279,773** |



**PORTFOLIO INCOME[4]**

$279.8M

Life science 47.4%

Medical office 38.2%

CCRC 10.9%

Other 3.5%

---

(1) Excludes discontinued operations. Detailed financial information about discontinued operations are included in the Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.

(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.

(4) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

# Quarter NOI Summary

For the quarter ended March 31, 2022, dollars in thousands, excludes discontinued operations

## PORTFOLIO NOI SUMMARY

| | Portfolio NOI | | | SS Portfolio NOI | | |
|---|---|---|---|---|---|---|
| | Portfolio Real Estate Revenues | Portfolio Operating Expenses | Portfolio NOI | SS Portfolio Real Estate Revenues | SS Portfolio Operating Expenses | SS Portfolio NOI |
| Life science | $ 195,429 | $ (48,653) | $ 146,776 | $ 158,117 | $ (38,666) | $ 119,450 |
| Medical office | 169,175 | (58,867) | 110,308 | 137,658 | (45,666) | 91,992 |
| CCRC | 128,445 | (97,888) | 30,557 | 128,112 | (97,398) | 30,714 |
| Other | 18,360 | (14,055) | 4,305 | — | — | — |
| | **$ 511,409** | **$ (219,462)** | **$ 291,947** | **$ 423,887** | **$ (181,730)** | **$ 242,157** |

## PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

| | Portfolio Cash (Adjusted) NOI | | | SS Portfolio Cash (Adjusted) NOI | | |
|---|---|---|---|---|---|---|
| | Portfolio Cash Real Estate Revenues | Portfolio Cash Operating Expenses | Portfolio Cash (Adjusted) NOI | SS Portfolio Cash Real Estate Revenues | SS Portfolio Cash Operating Expenses | SS Portfolio Cash (Adjusted) NOI |
| Life science | $ 181,157 | $ (48,493) | $ 132,664 | $ 150,727 | $ (38,507) | $ 112,220 |
| Medical office | 164,995 | (58,234) | 106,762 | 135,201 | (45,102) | 90,099 |
| CCRC | 128,445 | (97,888) | 30,557 | 128,112 | (97,398) | 30,714 |
| Other | 18,383 | (14,086) | 4,296 | — | — | — |
| | **$ 492,980** | **$ (218,702)** | **$ 274,279** | **$ 414,040** | **$ (181,007)** | **$ 233,033** |

## THREE-MONTH SS

| | | | | Year-Over-Year | | | | Sequential | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Occupancy | | Growth | | Occupancy | | Growth | |
| | Property Count | % of Total SS based on SS Cash (Adjusted) NOI | SS % of Segment based on Cash (Adjusted) NOI | 1Q22 | 1Q21 | SS NOI | SS Cash (Adjusted) NOI | 1Q22 | 4Q21 | SS NOI | SS Cash (Adjusted) NOI |
| Life science | 121 | 48% | 85% | 98.6% | 98.3% | 2.8% | 5.2% | 98.6% | 96.9% | 0.9% | 1.7% |
| Medical office | 249 | 39% | 84% | 91.6% | 91.4% | 2.8% | 3.6% | 91.6% | 91.6% | 2.8% | 2.9% |
| CCRC | 15 | 13% | 100% | 80.9% | 78.7% | 13.7% | 13.7% (1) | 80.9% | 79.0% | 32.7% | 24.4% |
| **Total** | **385** | **100%** | **85%** (2) | | | **4.1%** | **5.6%** (1) | | | **4.8%** | **4.7%** |

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (6.0%) for CCRC and 3.2% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Other segment that is not included in Same-Store.

# Property Count Reconciliations

As of March 31, 2022

## PROPERTY COUNT RECONCILIATION

| | Life Science | Medical Office | CCRC | Other | Total |
|---|---|---|---|---|---|
| **Prior Quarter Total Property Count** | 150 | 300 | 15 | 19 | 484 |
| Acquisitions | — | 2 | — | — | 2 |
| Assets sold | (1) | (1) | — | — | (2) |
| Planned demolition | — | (1) | — | — | (1) |
| **Current Quarter Total Property Count** | 149 | 300 | 15 | 19 | 483 |
| Acquisitions | (5) | (28) | — | — | (33) |
| Assets in Development | (10) | — | — | — | (10) |
| Recently completed Developments | (3) | (10) | — | — | (13) |
| Assets in Redevelopment | (2) | (6) | — | — | (8) |
| Recently completed Redevelopments | (4) | (2) | — | — | (6) |
| Assets held for sale | — | (5) | — | — | (5) |
| Segment exclusions | — | — | — | (19) | (19) |
| Significant tenant relocation[1] | (4) | — | — | — | (4) |
| **Three-Month SS Property Count** | 121 | 249 | 15 | — | 385 |

## SEQUENTIAL SS

| | Life Science | Medical Office | CCRC | Other | Total |
|---|---|---|---|---|---|
| **Prior Quarter Three-Month SS Property Count** | 115 | 241 | 15 | — | 371 |
| Acquisitions | 5 | 8 | — | — | 13 |
| Assets in Redevelopment | (2) | — | — | — | (2) |
| Prior Development/Redevelopment now Stabilized | 3 | 2 | — | — | 5 |
| Assets held for sale | — | (1) | — | — | (1) |
| Assets sold | — | (1) | — | — | (1) |
| **Current Quarter Three-Month SS Property Count** | 121 | 249 | 15 | — | 385 |

(1) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

# Capitalization

Dollars and shares in thousands, except price per share data

## TOTAL CAPITALIZATION

| | March 31, 2022 | | |
| --- | --- | --- | --- |
| | Shares | Value | Total Value |
| Common stock (NYSE: PEAK) | 539,524 | $ 34.33 | $ 18,521,859 |
| Convertible partnership (DownREIT) units | 7,317 | 34.33 | 251,193 |
| **Total Market Equity** | **546,841** | | **$ 18,773,052** |
| Consolidated Debt | | | 6,335,582 |
| **Total Market Equity and Consolidated Debt** | **546,841** | | **$ 25,108,634** |
| Share of unconsolidated JV debt | | | 39,721 |
| **Total Market Equity and Enterprise Debt** | **546,841** | | **$ 25,148,355** |

## COMMON STOCK AND EQUIVALENTS

| | | Weighted Average Shares Three Months Ended March 31, 2022 | | | |
| --- | --- | --- | --- | --- | --- |
| | Shares Outstanding March 31, 2022 | Diluted EPS | Diluted Nareit FFO | Diluted FFO as Adjusted | Diluted AFFO |
| Common stock | 539,524 | 539,352 | 539,352 | 539,352 | 539,352 |
| Common stock equivalent securities[1]: | | | | | |
| Restricted stock units | 1,789 | 234 | 234 | 234 | 234 |
| Convertible partnership (DownREIT) units | 7,317 | — | 7,317 | 7,317 | 5,492 |
| **Total common stock and equivalents** | **548,630** | **539,586** | **546,903** | **546,903** | **545,078** |

(1)   The weighted average shares as of March 31, 2022 represent the current dilutive impact, using the treasury stock method, of 1.8 million restricted stock units and 7.3 million DownREIT units. All 9.1 million shares under ATM forward contracts that had not been settled as of March 31, 2022 were anti-dilutive.

# Indebtedness

As of March 31, 2022, dollars in thousands

## DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

| | Bank LOC & Commercial Paper[1] | Senior Unsecured Notes | | Mortgage Debt | | Consolidated Debt | Share of Unconsolidated JV Debt | | Enterprise Debt | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Amounts | Rates % | Amounts | Rates % | | Amounts[2] | Rates % | Amounts | Rates % |
| 2022 | $ — | $ — | — | $ 3,778 | 3.80 | $ 3,778 | $ 281 | 2.96 | $ 4,059 | 3.74 |
| 2023 | — | — | — | 90,089 | 3.80 | 90,089 | 497 | 2.96 | 90,586 | 3.80 |
| 2024 | — | — | — | 7,024 | 3.81 | 7,024 | 38,542 | 3.14 | 45,566 | 3.24 |
| 2025 | — | 800,000 | 3.93 | 3,209 | 3.80 | 803,209 | — | — | 803,209 | 3.93 |
| 2026 | 1,330,813 | 650,000 | 3.39 | 244,523 | 4.46 [3] | 2,225,336 | — | — | 2,225,336 | 2.04 |
| 2027 | — | 450,000 | 1.54 | 366 | 5.91 | 450,366 | — | — | 450,366 | 1.54 |
| 2028 | — | 500,000 | 2.36 | — | — | 500,000 | — | — | 500,000 | 2.36 |
| 2029 | — | 650,000 | 3.65 | — | — | 650,000 | — | — | 650,000 | 3.65 |
| 2030 | — | 750,000 | 3.14 | — | — | 750,000 | — | — | 750,000 | 3.14 |
| 2031 | — | 600,000 | 3.10 | — | — | 600,000 | — | — | 600,000 | 3.10 |
| Thereafter | — | 300,000 | 6.91 | — | — | 300,000 | — | — | 300,000 | 6.91 |
| | $ 1,330,813 | $ 4,700,000 | | $ 348,989 | | $ 6,379,802 | $ 39,320 | | $ 6,419,122 | |
| Premiums, (discounts), and debt issuance costs, net | — | (45,944) | | 1,724 | | (44,220) | 401 | | (43,819) | |
| | | $ 4,654,056 | | $ 350,713 | | $ 6,335,582 | $ 39,721 | | $ 6,375,303 | |
| Weighted average interest rate % | 0.93 | 3.39 | | 4.25 [3] | | 2.92 [3] | 3.10 | | 2.92 [3] | |
| Weighted average maturity in years | 3.8 | 6.9 | | 3.7 | | 6.0 | 2.3 | | 6.1 | |

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at LIBOR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

(3) On April 4, 2022, the Company entered into interest rate swap transactions that fixed $142 million of secured floating rate debt into fixed rate debt. The table above reflects these swap transactions.

# Indebtedness

As of March 31, 2022, dollars in thousands

## DEBT STRUCTURE[1]

| | | Balance | % of Total | Weighted Average Rates % | Weighted Average Years to Maturity |
|---|---|---|---|---|---|
| **Secured** | Fixed rate | $ 373,696 | 6 | 4.17 | 3.6 |
| | Floating rate | 14,613 | — | 3.54 | 2.7 |
| | **Combined** | **$ 388,309** | **6** | **4.15** | **3.5** |
| **Unsecured** | Fixed rate | 4,700,000 | 73 | 3.39 | 6.9 |
| | Floating rate[2] | 1,330,813 | 21 | 0.93 | 3.8 |
| | **Combined** | **$ 6,030,813** | **94** | **2.85** | **6.2** |
| **Total** | Fixed rate | 5,073,696 | 79 | 3.45 | 6.6 |
| | Floating rate[2][3] | 1,345,426 | 21 | 0.96 | 3.8 |
| | **Combined** | **$ 6,419,122** | **100** | **2.92** | **6.1** |
| | Premiums, (discounts), and debt issuance costs, net | (43,819) | | | |
| | **Enterprise Debt** | **$ 6,375,303** | | | |

## FINANCIAL COVENANTS[4]

| | Bank Line of Credit Requirement | Bank Line of Credit Actual Compliance |
|---|---|---|
| Leverage Ratio | No greater than 60% | 35% |
| Secured Debt Ratio | No greater than 40% | 2% |
| Unsecured Leverage Ratio | No greater than 60% | 37% |
| Fixed Charge Coverage Ratio (12 months) | No less than 1.50x | 6.1x |
| Tangible Net Worth ($ billions) | No less than $7.7B | $10.2B |

## CREDIT RATINGS (SENIOR UNSECURED DEBT)

| | |
|---|---|
| Moody's | Baa1 (Stable) |
| S&P Global | BBB+ (Stable) |
| Fitch | BBB+ (Stable) |

(1) On April 4, 2022, the Company entered into interest rate swap transactions that fixed $142 million of secured floating rate debt into fixed rate debt. The table above reflects these swap transactions.
(2) Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(3) The Company expects to receive proceeds of $313 million related to equity forward contracts. Assuming these proceeds are used to pay down commercial paper borrowings, the percentage of floating rate debt would be 17%.
(4) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

# Investment Summary

As of and for the three months ended March 31, 2022, dollars and square feet in thousands

## INVESTMENT SUMMARY

| | MSA | Date | Capacity | Property Count | Property Type | Three Months Ended March 31, 2022 |
|---|---|---|---|---|---|---|
| **ACQUISITIONS** | | | | | | |
| 67 Smith Place land parcel | Boston, MA | January | — | — | Life science | $ 72,000 |
| Vista Sorrento land parcel | San Diego, CA | January | — | — | Life science | 24,000 |
| Webster | Houston, TX | March | 95 Sq. Ft. | 2 | Medical office | 43,000 |
| **OTHER INVESTMENTS** | | | | | | |
| Development fundings | | | | | | 84,720 |
| Redevelopment fundings | | | | | | 20,338 |
| Loan fundings | | | | | | 519 |
| Lease commissions - Dev/Redev/Acq | | | | | | 1,686 |
| **Total** | | | | **2** | | **$ 246,263** |

## REAL ESTATE HELD FOR SALE

| Property Type | Capacity | Property Count | Projected Sales Price |
|---|---|---|---|
| Medical office | 285 Sq. Ft. | 5 | $ 34,230 |

## DISPOSITIONS

| | Date | Capacity | Property Count | Property Type | Sales Price | Trailing Cash Yield[1] |
|---|---|---|---|---|---|---|
| Myriad IV | January | 70 Sq. Ft. | 1 | Life science | $ 14,250 | |
| Frye Regional Medical Center | February | 257 Sq. Ft. | 1 | Medical office | 67,625 | |
| **Total** | | | **2** | | **$ 81,875** | **12.1%** |

(1)  Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

# Developments | In Process

As of March 31, 2022, dollars and square feet in thousands

## DEVELOPMENT PROJECTS IN PROCESS

| Project[1] | MSA | Property Count | | CIP[2] | | Cost to Complete[2] | | Total at Completion | Total Project Capacity (Sq. Ft.) | % of Total Project Leased | Project Start | Initial Occupancy[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Life Science** | | | | | | | | | | | | |
| The Boardwalk[4] | San Diego, CA | 1 | $ | 43,439 | $ | 8,761 | $ | 52,200 | 74 | 100 | 4Q19 | 2Q22 |
| The Shore at Sierra Point - Phase II[5][6] | San Francisco, CA | 2 | | 220,155 | | 2,160 | | 222,315 | 196 | 100 | 4Q18 | 2Q22 |
| 101 CambridgePark Drive | Boston, MA | 1 | | 89,062 | | 90,788 | | 179,850 | 161 | 88 | 3Q20 | 4Q22 |
| Nexus on Grand | San Francisco, CA | 1 | | 61,706 | | 100,576 | | 162,282 | 148 | 100 | 1Q21 | 2Q23 |
| Sorrento Gateway | San Diego, CA | 1 | | 37,890 | | 78,879 | | 116,769 | 163 | 100 | 2Q21 | 2Q23 |
| Callan Ridge[6] | San Diego, CA | 2 | | 46,080 | | 94,214 | | 140,294 | 185 | 100 | 3Q21 | 2Q23 |
| Vantage - Phase I[6] | San Francisco, CA | 2 | | 95,486 | | 297,272 | | 392,758 | 343 | — | 4Q21 | 3Q23 |
| | | **10** | **$** | **593,820** | **$** | **672,648** | **$** | **1,266,468** | **1,270** | **71** | | |

**Projected stabilized yields typically range from 6.0% - 8.0%**

(1) During the quarter, The Shore at Sierra Point - Phase III, totaling 109,000 square feet with Development costs of $92 million, was placed in service, generating non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $2.2 and $0.0 million, respectively.
(2) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(3) Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy.
(4) Total project capacity and Development costs for The Boardwalk are 192,000 square feet and $182 million respectively, including 118,000 square feet / $130 million placed in service in 1Q22, which includes $34 million related to the Redevelopment property's original basis prior to commencing the project. During the quarter, The Boardwalk development generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $1.0 and $0.5 million, respectively.
(5) Total project capacity and Development costs for The Shore at Sierra Point – Phase II are 298,000 square feet and $337 million, respectively, including 66,000 square feet / $75 million placed in service in 4Q21 and 36,000 square feet / $40 million placed in service in 1Q22. During the quarter, The Shore at Sierra Point – Phase II generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $1.9 and $0.7 million, respectively.
(6) For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date. Initial Occupancy for subsequent buildings can often follow by six to twelve months.

# Redevelopments and Land Held for Development

As of March 31, 2022, dollars and square feet in thousands; includes JV projects at share

## REDEVELOPMENT PROJECTS IN PROCESS

| Project | MSA | Property Type | Property Count | Incremental Costs | | | Project Start | Estimated Completion Date[2] |
|---|---|---|---|---|---|---|---|---|
| | | | | CIP[1] | Cost to Complete[1] | Total | | |
| West Houston I | Houston, TX | Medical office | 1 | $ 7,668 | $ 4,132 | $ 11,800 | 2Q20 | 2Q22 |
| 600 Broadway | Seattle, WA | Medical office | 1 | 7,946 | 9,348 | 17,294 | 3Q21 | 4Q22 |
| Swedish II and III | Denver, CO | Medical office | 2 | 3,298 | 13,627 | 16,925 | 3Q21 | 2Q23 |
| Stone Oak | San Antonio, TX | Medical office | 1 | 2,814 | 8,680 | 11,494 | 4Q21 | 4Q22 |
| Woodlake | Los Angeles, CA | Medical office | 1 | 727 | 9,594 | 10,321 | 4Q21 | 2Q23 |
| 1150 Veterans | San Francisco, CA | Life science | 1 | 4,245 | 19,725 | 23,970 | 1Q22 | 4Q22 |
| Sierra Point Towers – Phase I | San Francisco, CA | Life science | 1 | 2,972 | 28,698 | 31,670 | 1Q22 | 4Q22 |
| | | | 8 | $ 29,670 | $ 93,804 | $ 123,474 | | |

**Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%**

## LAND HELD FOR DEVELOPMENT

| Project | MSA | Property Type | Gross Site Acreage | Currently Entitled Rentable Sq. Ft./ Units | | Original Investment | Incremental Investment[3] | Investment to Date |
|---|---|---|---|---|---|---|---|---|
| Vantage – Remaining Phases | San Francisco, CA | Life science | 12 | 502 | Sq. Ft. | $ 129,154 | $ 2,950 | $ 132,104 |
| West Cambridge Alewife[4] | Boston, MA | Life science | 22 | N/A | | 289,122 | 5,299 | 294,421 |
| Vista Sorrento[5] | San Diego, CA | Life science | 10 | N/A | | 43,850 | 1,149 | 44,999 |
| Remaining[6] | Various | Various | 29 | N/A | | 109,557 | 8,178 | 117,734 |
| | | | 74 | | | $ 571,683 | $ 17,576 | $ 589,258 |

**Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.**

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) Excludes the completion of tenant improvements.
(3) Includes capitalized interest, entitlement and pre-construction costs.
(4) Excludes 15 acres and $336 million, which are currently included in our operating portfolio and may be densified in the future.
(5) Includes 5 acres and $24 million acquired during the quarter as part of the remaining Vista Sorrento Assemblage.
(6) Includes 8 acres as part of our Atlantic Health medical office acquisition, 9 acres as part of the Needham Land Parcel JV at our 37.5% share, and 9 acres as part of our Towers at Sierra Point land parcel.

# Capital Expenditures[1][2]

For the three months ended March 31, 2022, dollars in thousands, except per unit/square foot, excludes discontinued operations

| FIRST QUARTER | Life Science | Medical Office | CCRC | Other | Total |
|---|---|---|---|---|---|
| **Portfolio at share** | | | | | |
| Recurring capital expenditures | $ 1,315 | $ 2,703 | $ 1,958 | $ 703 | $ 6,680 |
| Tenant improvements - 2nd generation | 4,209 | 9,144 | — | — | 13,353 |
| Lease commissions - 2nd generation | 311 | 2,371 | — | — | 2,682 |
| **AFFO capital expenditures[3]** | $ **5,835** | $ **14,218** | $ **1,958** | $ **703** | $ **22,715** |
| Revenue enhancing capital expenditures | 1,123 | 3,592 | 6,906 | 545 | 12,167 |
| Casualty related capital expenditures | — | — | — | 456 | 456 |
| Initial Capital Expenditures ("ICE") | — | 925 | — | — | 925 |
| Tenant improvements - 1st generation | 22,110 | 13,226 | — | — | 35,336 |
| Lease commissions - Dev/Redev/Acq | 1,440 | 246 | — | — | 1,686 |
| Development | 74,584 | 10,136 | — | — | 84,720 |
| Redevelopment | 8,756 | 11,581 | — | — | 20,338 |
| Capitalized interest | 7,795 | 537 | — | — | 8,333 |
| **Total capital expenditures** | $ **121,645** | $ **54,461** | $ **8,865** | $ **1,705** | $ **186,675** |
| Recurring capital expenditures per unit/sq. ft. | $0.12 per Sq. Ft. | $0.12 per Sq. Ft. | $267 per Unit | $392 per Unit | |

(1)  Excludes corporate capitalized expenses such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.

(2)  A reconciliation to our Consolidated Statement of Cash Flows can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures document located at http://ir.healthpeak.com/quarterly-results.

(3)  Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $0.7 million. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.3 million, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.

# Portfolio Diversification

As of and for the quarter ended March 31, 2022, dollars in thousands, excludes discontinued operations

## PORTFOLIO INCOME BY MSA

| MSA | Property Count[1] | Life Science | Medical Office | CCRC | Other | Total | % of Total |
|---|---|---|---|---|---|---|---|
| San Francisco, CA | 80 | $ 77,523 | $ 875 | $ — | $ — | $ 78,398 | 28 |
| Boston, MA | 20 | 31,119 | 708 | — | — | 31,827 | 11 |
| San Diego, CA | 37 | 20,726 | 671 | — | — | 21,397 | 8 |
| Dallas, TX | 37 | — | 18,652 | — | 197 | 18,850 | 7 |
| Houston, TX | 41 | — | 8,046 | 1,151 | 2,418 | 11,615 | 4 |
| Tampa, FL | 7 | — | 689 | 8,848 | — | 9,537 | 3 |
| Philadelphia, PA | 6 | — | 4,454 | 4,511 | — | 8,964 | 3 |
| Seattle, WA | 7 | — | 7,039 | — | — | 7,039 | 3 |
| Nashville, TN | 17 | — | 6,624 | — | — | 6,624 | 2 |
| Denver, CO | 20 | — | 5,351 | — | 668 | 6,020 | 2 |
| Louisville, KY | 11 | — | 5,152 | — | — | 5,152 | 2 |
| Remaining | 190 | 3,296 | 48,500 | 16,048 | 1,013 | 68,857 | 25 |
| **Portfolio Cash (Adjusted) NOI** | **473** | **$ 132,664** | **$ 106,762** | **$ 30,557** | **$ 4,296** | **$ 274,279** | **98** |
| Interest income | — | — | — | — | 5,494 | 5,494 | 2 |
| **Portfolio Income** | **473** | **$ 132,664** | **$ 106,762** | **$ 30,557** | **$ 9,790** | **$ 279,773** | **100** |

(1)   Excludes ten properties in Development.

# Life Science

As of and for the quarter ended March 31, 2022, dollars and square feet in thousands

## INVESTMENTS[1]

| MSA | Property Count | Portfolio Investment | Portfolio Cash (Adjusted) NOI | Square Feet | Occupancy % | Annualized Base Rent % |
|---|---|---|---|---|---|---|
| San Francisco, CA | 79 | $ 3,889,953 | $ 77,523 | 5,444 | 98.1 | 59.3 |
| Boston, MA | 19 | 2,306,143 | 31,119 | 2,581 | 99.3 | 22.6 |
| San Diego, CA | 35 | 1,241,495 | 20,726 | 2,505 | 98.0 | 15.8 |
| Remaining | 6 | 132,908 | 3,296 | 406 | 100.0 | 2.4 |
| | **139** | **$ 7,570,499** | **$ 132,664** | **10,936** | **98.5** | **100.0** |

## SAME-STORE

| | 1Q21 | 2Q21 | 3Q21 | 4Q21 | 1Q22 |
|---|---|---|---|---|---|
| Property Count | 121 | 121 | 121 | 121 | 121 |
| Portfolio Investment | $ 6,272,968 | $ 6,302,095 | $ 6,327,900 | $ 6,341,052 | $ 6,298,333 |
| Square Feet | 9,181 | 9,181 | 9,181 | 9,181 | 9,181 |
| Occupancy % | 98.3 | 97.7 | 97.6 | 96.9 | 98.6 |
| | | | | | |
| Portfolio Real Estate Revenues | $ 150,351 | $ 154,706 | $ 156,629 | $ 154,798 | $ 158,117 |
| Portfolio Operating Expenses | (34,196) | (34,912) | (38,471) | (36,469) | (38,666) |
| **Portfolio NOI** | **$ 116,155** | **$ 119,794** | **$ 118,158** | **$ 118,329** | **$ 119,450** |
| | | | | | |
| Portfolio Cash Real Estate Revenues | $ 140,894 | $ 145,295 | $ 148,527 | $ 146,802 | $ 150,727 |
| Portfolio Cash Operating Expenses | (34,187) | (34,902) | (38,462) | (36,459) | (38,507) |
| **Portfolio Cash (Adjusted) NOI** | **$ 106,708** | **$ 110,392** | **$ 110,065** | **$ 110,342** | **$ 112,220** |
| Portfolio Cash (Adjusted) NOI Margin % | 75.7 | 76.0 | 74.1 | 75.2 | 74.5 |
| Pro Forma Portfolio Cash (Adjusted) NOI Margin %[2] | 96.4 | 97.0 | 96.3 | 96.4 | 96.1 |
| | | | Year-Over-Year Three-Month SS Growth % | | **5.2%** |

(1) Excludes ten properties that are in Development.
(2) Approximately 90% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

# Life Science

As of March 31, 2022, dollars and square feet in thousands

**TENANT CONCENTRATION**

| | Market Cap (in millions) | Weighted Average Remaining Lease Term in Years | Leased Square Feet | | Annualized Base Rent[1] | |
|---|---|---|---|---|---|---|
| | | | Amount | % of Total | Amount | % of Total |
| Amgen | $ 134,701 | 1.6 | 507 | 5 | $ 43,024 | 8 |
| Janssen Biopharma – subsidiary of Johnson & Johnson (NYSE: JNJ) | 466,047 | 6.3 | 324 | 3 | 20,475 | 4 |
| Arcus Biosciences | 2,243 | 9.8 | 246 | 2 | 12,609 | 2 |
| Global Blood Therapeutics | 2,245 | 7.9 | 164 | 2 | 12,219 | 2 |
| General Atomics | Private | 7.5 | 702 | 7 | 10,783 | 2 |
| Rigel Pharmaceuticals | 513 | 0.8 | 147 | 1 | 10,519 | 2 |
| Denali Therapeutics | 3,952 | 7.1 | 148 | 1 | 10,474 | 2 |
| Myriad Genetics | 2,017 | 3.9 | 288 | 3 | 9,827 | 2 |
| AstraZeneca | 205,253 | 5.0 | 156 | 1 | 9,459 | 2 |
| Sorrento Therapeutics | 783 | 16.8 | 211 | 2 | 9,387 | 2 |
| NuVasive | 2,946 | 12.9 | 252 | 2 | 8,965 | 2 |
| MyoKardia - subsidiary of Bristol-Myers Squibb (NYSE: BMY) | 155,204 | 7.8 | 130 | 1 | 8,757 | 2 |
| Fog Pharmaceuticals | Private | 8.9 | 122 | 1 | 8,505 | 1 |
| Pacira Biosciences | 3,423 | 8.2 | 174 | 2 | 8,368 | 1 |
| Adverum Biotechnologies | 129 | 9.8 | 120 | 1 | 7,842 | 1 |
| Five Prime - subsidiary of Amgen (NASDAQ: AMGN) | 134,701 | 5.8 | 115 | 1 | 7,787 | 1 |
| Shire - subsidiary of Takeda (TSE: 4502) | 43,816 | 6.6 | 184 | 2 | 7,514 | 1 |
| ElevateBio | Private | 7.9 | 142 | 1 | 7,468 | 1 |
| Alector | 1,169 | 7.1 | 105 | 1 | 6,944 | 1 |
| Forrester Research | 1,078 | 4.9 | 192 | 2 | 6,830 | 1 |
| Remaining | | 6.2 | 6,327 | 59 | 339,669 | 60 |
| | | **6.3** | **10,757** | **100** | **$567,425** | **100** |



**ANNUALIZED BASE RENT[1]**

- Biotech 68%
- Pharma 13%
- Medical Device 8%
- R&D 5%
- Tech Office & Other 4%
- University 2%

(1)  Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.

# Life Science

As of March 31, 2022, dollars and square feet in thousands

## LEASE EXPIRATION DATA

| | Total | | | | San Francisco | | Boston | | San Diego | | Remaining | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Leased Square Feet | % | Annualized Base Rent[1] | % | Leased Square Feet | Annualized Base Rent[1] | Leased Square Feet | Annualized Base Rent[1] | Leased Square Feet | Annualized Base Rent[1] | Leased Square Feet | Annualized Base Rent[1] |
| 2022[2] | 477 | 4 | $ 27,333 | 5 | 459 | $ 26,522 | 11 | $ 481 | 8 | $ 329 | — | $ — |
| 2023 | 769 | 7 | 49,970 | 9 | 570 | 40,848 | — | 60 | 200 | 9,062 | — | — |
| 2024 | 453 | 4 | 30,108 | 5 | 421 | 28,497 | — | — | 31 | 1,611 | — | — |
| 2025 | 1,226 | 11 | 52,505 | 9 | 474 | 26,187 | 151 | 6,296 | 516 | 16,864 | 85 | 3,157 |
| 2026 | 530 | 5 | 22,223 | 4 | 304 | 16,972 | 24 | 1,062 | 202 | 4,189 | — | — |
| 2027 | 1,532 | 14 | 68,946 | 12 | 669 | 42,154 | 498 | 14,688 | 210 | 8,481 | 154 | 3,623 |
| 2028 | 683 | 6 | 34,898 | 6 | 123 | 7,524 | 560 | 27,374 | — | — | — | — |
| 2029 | 1,026 | 10 | 58,528 | 10 | 554 | 33,966 | 307 | 17,802 | — | — | 166 | 6,760 |
| 2030 | 1,216 | 11 | 78,798 | 14 | 642 | 44,425 | 399 | 26,006 | 174 | 8,368 | — | — |
| 2031 | 1,521 | 14 | 81,334 | 14 | 763 | 44,616 | 404 | 27,202 | 354 | 9,516 | — | — |
| Thereafter | 1,325 | 12 | 62,781 | 11 | 365 | 24,569 | 199 | 7,054 | 761 | 31,158 | — | — |
| | 10,757 | 100 | $ 567,425 | 100 | 5,343 | $ 336,282 | 2,552 | $ 128,025 | 2,456 | $ 89,578 | 406 | $ 13,539 |

## 1Q22 LEASING ACTIVITY presented at 100%

| | Leased Square Feet | Annualized Base Rent Per Sq. Ft. | % Change in Cash Rents | Tenant Improvements per Sq. Ft.[3] | Leasing Costs per Sq. Ft.[3] | Average Lease Term (Months) | Trailing Twelve Month Retention Rate |
|---|---|---|---|---|---|---|---|
| Leased Square Feet as of December 31, 2021 | 10,257 | $ 51.45 | | | | | |
| Developments placed in service | 348 | 67.24 | | | | | |
| Redevelopments placed in service | 75 | 64.82 | | | | | |
| Properties placed into (re)development | (81) | 65.43 | | | | | |
| Expirations | (124) | 71.32 | | | | | |
| Renewals | 10 | 71.28 | 32.4 | $ — | $ 2.51 | 32 | 82.8% |
| New leases | 272 | 66.78 | | 9.74 | 2.49 | 119 | |
| Leased Square Feet as of March 31, 2022 | 10,757 | $ 52.75 | | | | | |

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.
(3) Average cost per lease year.

# Life Science

As of and for the quarter ended March 31, 2022, dollars and square feet in thousands

## LEASE TYPE

| | Annualized Base Rent | | | | | |
|---|---|---|---|---|---|---|
| | San Francisco | Boston | San Diego | Remaining | Total | % of Total |
| Triple-Net[1] | $ 313,526 | $ 111,242 | $ 84,984 | $ 13,539 | $ 523,291 | 92.2 |
| Base Year[2] | 22,122 | 16,648 | 3,556 | — | 42,326 | 7.5 |
| Gross[3] | 634 | 135 | 1,038 | — | 1,808 | 0.3 |
| Total | $ 336,282 | $ 128,025 | $ 89,578 | $ 13,539 | $ 567,425 | 100.0 |

## OWNERSHIP TYPE

| | Total Square Feet | | | | | | |
|---|---|---|---|---|---|---|---|
| | San Francisco | Boston | San Diego | Remaining | Total | % of Total | Weighted Average Remaining Lease Term |
| Ground Lease | — | 20 | — | 240 | 260 | 2.4 | 30 [4] |
| Fee Simple | 5,444 | 2,561 | 2,505 | 166 | 10,677 | 97.6 | |
| Total | 5,444 | 2,581 | 2,505 | 406 | 10,936 | 100.0 | |

## CONTRACTUAL LEASE ESCALATORS

| | Annualized Base Rent | % of Annualized Base Rent | Escalator % |
|---|---|---|---|
| Fixed | $ 560,645 | 98.8 | 3.2 |
| CPI | 6,780 | 1.2 | 8.0 [5] |
| Total | $ 567,425 | 100.0 | 3.3 |

(1)  Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2)  A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses.  The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3)  A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4)  Includes renewal options.
(5)  Includes both pure CPI leases and leases with a CPI floor averaging 2%.  The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

# Medical Office

As of and for the quarter ended March 31, 2022, dollars and square feet in thousands

## PORTFOLIO BY MARKET[1]

| | | | | | Square Feet | | | | | | |
| | | | | | On-campus | | Off-campus[2] | | Total | | |
| MSA | Property Count | Portfolio Investment | Portfolio Cash (Adjusted) NOI | Occupancy % | Multi-tenant | Single-tenant | Multi-tenant | Single-tenant | Multi-tenant | Single-tenant | % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Dallas, TX | 35 | $ 890,831 | $ 18,652 | 91.1 | 2,133 | 1,541 | 209 | 54 | 2,343 | 1,595 | 16 |
| Houston, TX | 33 | 497,156 | 8,046 | 86.9 | 1,541 | 1,421 | 289 | — | 1,830 | 1,421 | 13 |
| Seattle, WA | 7 | 286,120 | 7,039 | 97.6 | 674 | 39 | — | — | 674 | 39 | 3 |
| Nashville, TN | 17 | 290,875 | 6,624 | 85.0 | 1,512 | 10 | 119 | — | 1,631 | 10 | 7 |
| Denver, CO | 16 | 342,075 | 5,351 | 82.1 | 1,079 | — | 35 | — | 1,114 | — | 5 |
| Louisville, KY | 11 | 238,932 | 5,152 | 97.1 | 668 | 17 | 447 | — | 1,115 | 17 | 5 |
| Philadelphia, PA | 4 | 433,318 | 4,454 | 78.0 | 694 | — | 436 | 144 | 1,129 | 144 | 5 |
| Phoenix, AZ | 13 | 229,184 | 3,987 | 93.1 | 519 | 70 | 281 | — | 800 | 70 | 4 |
| Miami, FL | 11 | 142,843 | 2,784 | 88.1 | 543 | — | — | 30 | 543 | 30 | 2 |
| Salt Lake City, UT | 11 | 129,168 | 2,708 | 89.2 | 434 | — | 152 | 7 | 586 | 7 | 2 |
| Kansas City, MO | 6 | 125,624 | 2,559 | 89.4 | 351 | 89 | — | 8 | 351 | 97 | 2 |
| Greenville, SC | 14 | 155,291 | 2,145 | 100.0 | 232 | 560 | — | 51 | 232 | 611 | 3 |
| Minneapolis, MN | 5 | 124,553 | 1,742 | 92.2 | 228 | — | — | 81 | 228 | 81 | 1 |
| Fresno, CA | 1 | 59,689 | 1,554 | 100.0 | — | 56 | — | — | — | 56 | — |
| Indianapolis, IN | 5 | 119,248 | 1,514 | 97.4 | 213 | 46 | 39 | — | 251 | 46 | 1 |
| Washington, DC | 4 | 97,696 | 1,483 | 86.3 | 55 | 29 | 182 | — | 237 | 29 | 1 |
| Ogden, UT | 8 | 85,271 | 1,474 | 84.1 | 338 | — | — | 60 | 338 | 60 | 2 |
| Las Vegas, NV | 5 | 97,742 | 1,405 | 88.1 | 342 | — | — | — | 342 | — | 1 |
| Los Angeles, CA | 4 | 81,725 | 1,369 | 87.0 | 161 | — | 66 | — | 227 | — | 1 |
| New York, NY | 3 | 158,914 | 1,207 | 100.0 | — | — | 139 | 397 | 139 | 397 | 2 |
| Remaining | 87 | 1,450,821 | 25,512 | 93.5 | 2,441 | 1,477 | 636 | 716 | 3,077 | 2,193 | 22 |
| | **300** | **$ 6,037,076** | **$ 106,762** | **90.2** | **14,158** | **5,355** | **3,032** | **1,548** | **17,190** | **6,902** | **100** |

(1) Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.
(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

# Medical Office | Same-Store

As of and for the quarter ended March 31, 2022, dollars and square feet in thousands

## SAME-STORE

|  | | 1Q21 | | 2Q21 | | 3Q21 | | 4Q21 | | 1Q22 |
|---|---|---|---|---|---|---|---|---|---|---|
| Property Count | | 249 | | 249 | | 249 | | 249 | | 249 |
| Portfolio Investment | $ | 4,584,898 | $ | 4,605,154 | $ | 4,631,434 | $ | 4,669,535 | $ | 4,695,361 |
| Square Feet | | 20,340 | | 20,331 | | 20,341 | | 20,339 | | 20,338 |
| Occupancy % | | 91.4 | | 91.5 | | 91.4 | | 91.6 | | 91.6 |
|  | | | | | | | | | | |
| Portfolio Real Estate Revenues | $ | 131,660 | $ | 132,643 | $ | 135,748 | $ | 135,160 | $ | 137,658 |
| Portfolio Operating Expenses | | (42,192) | | (43,840) | | (45,746) | | (45,668) | | (45,666) |
| **Portfolio NOI** | $ | **89,468** | $ | **88,803** | $ | **90,002** | $ | **89,492** | $ | **91,992** |
|  | | | | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ | 128,583 | $ | 130,164 | $ | 133,040 | $ | 132,673 | $ | 135,201 |
| Portfolio Cash Operating Expenses | | (41,621) | | (43,263) | | (45,172) | | (45,098) | | (45,102) |
| **Portfolio Cash (Adjusted) NOI** | $ | **86,962** | $ | **86,901** | $ | **87,868** | $ | **87,575** | $ | **90,099** |
| Portfolio Cash (Adjusted) NOI Margin % | | 67.6 | | 66.8 | | 66.0 | | 66.0 | | 66.6 |
| Pro Forma Portfolio Cash (Adjusted) NOI Margin %[1] | | 79.4 | | 78.4 | | 78.5 | | 78.3 | | 79.0 |
| | | | | | **Year-Over-Year Three-Month SS Growth %** | | | | | **3.6%** |

(1)  Approximately 45% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.



Raulerson MOB (Rendering)
Okeechobee, FL

# Medical Office

As of and for the quarter ended March 31, 2022, square feet in thousands

**SQUARE FEET BY HEALTH SYSTEM**

| Health System | Property Count | Credit Rating | Square Feet | | | | | % of Total | % Directly Leased by Health System | Weighted Average Remaining Lease Term |
| | | | On-Campus | Adjacent[1] | Anchored[1] | Unaffiliated Off-Campus | Total | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| HCA | 118 | Baa3 | 9,539 | 236 | 318 | — | 10,093 | 41.9 | 24.6 | 4.0 |
| Memorial Hermann | 16 | A1 | 1,709 | — | 83 | — | 1,791 | 7.4 | 4.1 | 3.8 |
| Norton Healthcare | 10 | — | 685 | 328 | — | — | 1,013 | 4.2 | 2.8 | 5.1 |
| Community Health Systems | 15 | B3 | 908 | — | — | — | 908 | 3.8 | 3.7 | 7.9 |
| Prisma Health System | 14 | A3 | 792 | — | 51 | — | 843 | 3.5 | 2.1 | 6.4 |
| Thomas Jefferson Univ Hospital | 1 | A2 | 694 | — | — | — | 694 | 2.9 | 1.9 | 4.6 |
| Providence Health & Services | 6 | A1 | 610 | — | — | — | 610 | 2.5 | 1.2 | 2.3 |
| Steward Health | 8 | — | 599 | — | — | — | 599 | 2.5 | 0.9 | 2.4 |
| Atlantic Health | 3 | Aa3 | — | — | 537 | — | 537 | 2.2 | 2.7 | 10.5 |
| HonorHealth | 9 | A2 | 421 | 107 | — | — | 528 | 2.2 | 0.8 | 3.6 |
| UPENN Health System | 1 | Aa3 | — | 436 | — | — | 436 | 1.8 | 1.0 | 7.8 |
| Encompass Health | 4 | Ba3 | 310 | — | — | — | 310 | 1.3 | 1.6 | 2.3 |
| Tenet Healthcare | 3 | B1 | 295 | — | — | — | 295 | 1.2 | 0.3 | 3.2 |
| Orlando Health | 2 | A2 | 289 | — | — | — | 289 | 1.2 | 0.3 | 3.7 |
| Ascension Health | 5 | Aa2 | 118 | — | 94 | — | 212 | 0.9 | 0.9 | 2.4 |
| CommonSpirit | 3 | Baa1 | 171 | 32 | — | — | 203 | 0.8 | 1.1 | 4.0 |
| Bon Secours Mercy Health | 4 | A1 | 60 | — | 134 | — | 194 | 0.8 | 0.4 | 5.0 |
| Baylor Scott & White Health | 3 | Aa3 | 140 | — | 49 | — | 189 | 0.8 | 0.4 | 1.9 |
| Franciscan Alliance | 2 | Aa3 | 180 | — | — | — | 180 | 0.7 | 0.8 | 1.9 |
| Medical Univ of South Carolina | 3 | Aa3 | 172 | — | — | — | 172 | 0.7 | 1.6 | 9.8 |
| Remaining - credit rated | 37 | | 1,167 | 287 | 738 | — | 2,193 | 9.1 | | |
| Remaining - not credit rated | 33 | | 655 | 91 | 463 | 596 | 1,805 | 7.5 | | |
| **Total** | **300** | | **19,513** | **1,518** | **2,466** | **596** | **24,092** | **100.0** | **53.3** | **4.6** |
| **% of Total** | | | **81.0** | **6.3** | **10.2** | **2.5** | | | | |
| **Total Healthcare Affiliated** | | | | | | **97.5%** | | | | |

(1)   Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

# Medical Office

As of and for the quarter ended March 31, 2022, dollars and square feet in thousands

## LEASE EXPIRATION DATA[1]

| | Total | | | | On-Campus | | Off-Campus | |
|---|---|---|---|---|---|---|---|---|
| Year | Leased Square Feet | % | Annualized Base Rent[2] | % | Leased Square Feet | Annualized Base Rent[2] | Leased Square Feet | Annualized Base Rent[2] |
| 2022[3] | 2,115 | 9.8 | $ 58,724 | 11.3 | 1,862 | $ 52,077 | 253 | $ 6,648 |
| 2023 | 2,044 | 9.5 | 53,812 | 10.4 | 1,693 | 44,998 | 351 | 8,813 |
| 2024 | 2,680 | 12.5 | 75,298 | 14.5 | 2,212 | 62,220 | 468 | 13,078 |
| 2025 | 4,539 | 21.1 | 88,048 | 17.0 | 4,278 | 81,025 | 262 | 7,023 |
| 2026 | 1,793 | 8.3 | 48,355 | 9.3 | 1,527 | 41,363 | 266 | 6,992 |
| 2027 | 1,196 | 5.6 | 30,006 | 5.8 | 870 | 21,380 | 326 | 8,626 |
| 2028 | 2,012 | 9.4 | 36,599 | 7.1 | 1,798 | 31,590 | 213 | 5,009 |
| 2029 | 913 | 4.2 | 22,453 | 4.3 | 697 | 17,600 | 216 | 4,853 |
| 2030 | 1,104 | 5.1 | 28,771 | 5.5 | 752 | 20,322 | 352 | 8,448 |
| 2031 | 1,567 | 7.3 | 36,157 | 7.0 | 1,189 | 26,060 | 378 | 10,097 |
| Thereafter | 1,548 | 7.2 | 40,461 | 7.8 | 591 | 18,499 | 956 | 21,962 |
| | 21,510 | 100 | $ 518,683 | 100 | 17,468 | $ 417,134 | 4,042 | $ 101,549 |

## 1Q22 LEASING ACTIVITY presented at 100%

| | Leased Square Feet | Annualized Base Rent Per Sq. Ft. | % Change in Cash Rents[4] | Tenant Improvements per Sq. Ft.[5] | Leasing Costs per Sq. Ft.[5] | Average Lease Term (Months) | Trailing Twelve Month Retention Rate |
|---|---|---|---|---|---|---|---|
| Leased Square Feet as of December 31, 2021 | 21,926 | $ 26.25 | | | | | |
| Acquisitions | 92 | 23.85 | | | | | |
| Dispositions | (257) | 33.89 | | | | | |
| Planned demolition | (84) | 25.55 | | | | | |
| Developments placed in service | 68 | 24.96 | | | | | |
| Expirations | (808) | 25.52 | | | | | |
| Renewals, amendments and extensions | 668 | 26.17 | 3.7 | $ 2.69 | $ 0.82 | 49 | 81.6% |
| New leases | 134 | 25.02 | | 3.78 | 1.23 | 71 | |
| Terminations | (14) | 25.05 | | | | | |
| Leased Square Feet as of March 31, 2022 | 21,725 | $ 26.55 | | | | | |

## MATERIAL NEAR-TERM PURCHASE OPTIONS

| Maturity Year | Option Date[6] | Name | Property Count | MSA | Property Type | Annualized Base Rent[2] | Option Price |
|---|---|---|---|---|---|---|---|
| 2026[7] | 10/2022 | Innovation | 1 | San Diego, CA | Medical office | $ 2,272 | $ 29,000 |

(1) Excludes 215,000 square feet and Annualized Base Rent of $5.8 million related to five assets held for sale at March 31, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(5) Average cost per lease year.
(6) Reflects the earliest point at which the purchase option can be exercised.
(7) Innovation is a multi-tenant asset with base year leases generating $2.3 million in Annualized Base Rent and $1.5 million of annual Cash (Adjusted) NOI after expenses.

# Medical Office

As of and for the quarter ended March 31, 2022, square feet in thousands

## LEASE TYPE

| | Leased Square Feet | | | | | |
|---|---|---|---|---|---|---|
| | On-Campus | Adjacent | Anchored | Unaffiliated Off-Campus | Total | % of Total |
| Triple-Net[1] | 11,425 | 632 | 1,867 | 104 | 14,028 | 64.6 |
| Base Year[2] | 5,160 | 544 | 361 | 426 | 6,492 | 29.9 |
| Gross[3] | 1,045 | 41 | 100 | 19 | 1,204 | 5.5 |
| **Total** | **17,629** | **1,217** | **2,328** | **550** | **21,724** | **100.0** |

## OWNERSHIP TYPE

| | Total Square Feet | | | | | | |
|---|---|---|---|---|---|---|---|
| | On-Campus | Adjacent | Anchored | Unaffiliated Off-Campus | Total | % of Total | Weighted Average Remaining Lease Term |
| Ground Lease | 8,732 | 32 | 442 | 72 | 9,277 | 38.5 | 79 [5] |
| Fee Simple | 10,781 | 1,486 | 2,024 | 525 | 14,815 | 61.5 | |
| **Total** | **19,513** | **1,518** | **2,466** | **596** | **24,092** | **100.0** | |

## CONTRACTUAL LEASE ESCALATORS

| | Square Feet | % of Square Feet | Escalator % |
|---|---|---|---|
| Fixed | 20,189 | 92.9 | 2.7 |
| CPI | 1,535 | 7.1 | 6.0 [6] |
| **Total** | **21,724** | **100.0** | **3.1** |

## PROVIDER SPECIALTY

| | Healthpeak | National Benchmark[4] |
|---|---|---|
| **Types of Specialties** | | |
| Orthopedics | 10% | 4% |
| Obstetrics / Gynecology | 9% | 5% |
| General / Specialty Surgery | 8% | 5% |
| Ambulatory Surgery Center | 7% | N/A |
| Oncology | 6% | 3% |
| Cardiovascular | 6% | 3% |
| Imaging / Radiology | 5% | 3% |
| Neurology | 4% | 2% |
| Gastroenterology | 3% | 2% |
| Other | 25% | 40% |
| **Total Specialties** | **83%** | **66%** |
| **Primary Care** | **17%** | **34%** |
| **Total** | **100%** | **100%** |

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) U.S. physicians breakdown from AAMC, 2020 Physician Specialty Data Book.
(5) Includes renewal options.
(6) Includes both pure CPI leases and leases with a CPI floor averaging 2% and certain leases containing CPI ceilings. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

# CCRC

As of and for the quarter ended March 31, 2022, dollars in thousands, except REVPOR

## INVESTMENTS

| | Property Count | Net Portfolio Investment[1] | Portfolio Real Estate Revenues, excluding NREFS | NREF Amortization | Portfolio Cash Opex | Portfolio Adjusted NOI | Units | Occupancy % | REVPOR CCRC[2] | NREF Cash Collections |
|---|---|---|---|---|---|---|---|---|---|---|
| **Operator** | | | | | | | | | | |
| Life Care Services | 13 | $ 1,213,534 | $ 92,925 | $ 16,228 | $ (83,305) | $ 25,848 | 6,292 | 81.7 | $ 7,082 | $ 18,747 |
| Sunrise Senior Living | 2 | 260,728 | 16,230 | 2,729 | (14,093) | 4,866 | 1,052 | 76.2 | 7,884 | 1,889 |
| Remaining | — | — | 333 | — | (490) | (157) | N/A | N/A | N/A | — |
| **Total** | **15** | **$ 1,474,262** | **$ 109,488** | **$ 18,957** | **$ (97,888)** | **$ 30,557** | **7,344** | **80.9** | **$ 7,190** | **$ 20,637** |

## TOTAL CCRC PORTFOLIO

| | | 1Q21 | 2Q21 | 3Q21 | 4Q21 | 1Q22 |
|---|---|---|---|---|---|---|
| Property count | | 17 | 15 | 15 | 15 | 15 |
| Gross Portfolio Investment | $ | 2,251,444 | $ 2,203,751 | $ 2,219,079 | $ 2,243,655 | $ 2,253,774 |
| Net Portfolio Investment[1] | | 1,460,604 | 1,416,858 | 1,432,162 | 1,458,768 | 1,474,262 |
| Units | | 8,326 | 7,438 | 7,437 | 7,344 | 7,344 |
| IL, AL, and Memory Care Occupancy % | | 80.6 | 80.6 | 80.7 | 80.4 | 80.8 |
| Skilled Nursing Occupancy % | | 69.5 | 73.7 | 73.5 | 72.0 | 81.3 |
| Occupancy % | | 78.7 | 79.4 | 79.5 | 79.0 | 80.9 |
| REVPOR CCRC[3] | $ | 6,687 | $ 6,626 | $ 6,714 | $ 6,770 | $ 7,190 [2] |
| | | | | | | |
| Portfolio Real Estate Revenues | $ | 122,125 | $ 119,810 | $ 119,037 | $ 118,868 | $ 128,445 |
| Portfolio Operating Expenses before management fee | | (92,201) | (93,264) | (95,225) | (92,193) | (94,657) |
| Management fee | | (3,723) | (3,704) | (3,607) | (3,587) | (3,231) |
| **Portfolio NOI[3]** | **$** | **26,200** | **$ 22,842** | **$ 20,206** | **$ 23,087** | **$ 30,557** |
| | | | | | | |
| Portfolio Cash Real Estate Revenues | $ | 122,133 | $ 119,824 | $ 119,037 | $ 118,868 | $ 128,445 |
| Portfolio Cash Operating Expenses before management fee | | (92,189) | (92,052) | (94,500) | (90,924) | (94,657) |
| Management fee | | (3,723) | (3,704) | (3,607) | (3,587) | (3,231) |
| **Portfolio Adjusted NOI[3]** | **$** | **26,221** | **$ 24,068** | **$ 20,930** | **$ 24,356** | **$ 30,557** |
| Portfolio Adjusted NOI Margin % | | 21.5 | 20.1 | 17.6 | 20.5 | 23.8 |

(1) Net Portfolio Investment is Gross Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of March 31, 2022, the balances of NREFs and refundable entrance fees were $498.2 million and $281.2 million, respectively.
(2) 1Q22 REVPOR excluding NREF amortization would be $6,126.
(3) Includes government grants under the CARES Act for 1Q21, 2Q21, 3Q21, 4Q21 and 1Q22 of $1.5 million, $0.1 million, $0.0 million, $0.0 million, and $6.9 million, respectively.

# CCRC | Same-Store

As of and for the quarter ended March 31, 2022, dollars in thousands, except REVPOR

**SAME-STORE**

| | 1Q21 | 2Q21 | 3Q21 | 4Q21 | 1Q22 | Sequential Growth | Year-Over-Year Growth |
|---|---|---|---|---|---|---|---|
| Property count | 15 | 15 | 15 | 15 | 15 | — | — |
| Net Portfolio Investment[1] | $ 1,401,030 | $ 1,416,858 | $ 1,432,162 | $ 1,458,656 | $ 1,474,262 | 1.1% | 5.2% |
| Units | 7,435 | 7,438 | 7,437 | 7,344 | 7,344 | —% | (1.2%) |
| IL, AL, and Memory Care Occupancy % | 80.6 | 80.6 | 80.7 | 80.4 | 80.8 | 40 bps | 20 bps |
| Skilled Nursing Occupancy % | 69.5 | 73.7 | 73.5 | 72.0 | 81.3 | 930 bps | 1180 bps |
| Occupancy % | 78.7 | 79.4 | 79.5 | 79.0 | 80.9 | 190 bps | 220 bps |
| REVPOR CCRC[2] | $ 6,687 | $ 6,626 | $ 6,714 | $ 6,770 | $ 7,190 | 6.2% | 7.5% |
| | | | | | | | |
| Portfolio Real Estate Revenues | $ 117,437 | $ 117,395 | $ 119,037 | $ 118,868 | $ 128,112 | 7.8% | 9.1% |
| Portfolio Operating Expenses | (90,429) | (94,366) | (98,405) | (95,719) | (97,398) | 1.8% | 7.7% |
| **Portfolio NOI[2]** | **$ 27,008** | **$ 23,029** | **$ 20,632** | **$ 23,148** | **$ 30,714** | **32.7%** | **13.7%** |
| | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ 117,437 | $ 117,395 | $ 119,037 | $ 118,868 | $ 128,112 | 7.8% | 9.1% |
| Portfolio Cash Operating Expenses | (90,429) | (93,157) | (97,681) | (94,177) | (97,398) | 3.4% | 7.7% |
| **Portfolio Adjusted NOI[2]** | **$ 27,008** | **$ 24,238** | **$ 21,356** | **$ 24,691** | **$ 30,714** | **24.4%** | **13.7%** |
| Portfolio Adjusted NOI Margin % | 23.0 | 20.6 | 17.9 | 20.8 | 24.0 | 320 bps | 100 bps |

**PRO FORMA SAME-STORE (EXCLUDING CARES)**

| | 1Q21 | 2Q21 | 3Q21 | 4Q21 | 1Q22 | Sequential Growth | Year-Over-Year Growth |
|---|---|---|---|---|---|---|---|
| REVPOR CCRC | $ 6,612 | $ 6,621 | $ 6,713 | $ 6,770 | $ 6,822 | 0.8% | 3.2% [3] |
| | | | | | | | |
| Portfolio Real Estate Revenues | $ 116,128 | $ 117,308 | $ 119,022 | $ 118,868 | $ 121,560 | 2.3% | 4.7% |
| Portfolio Operating Expenses | (90,429) | (94,366) | (98,405) | (95,719) | (97,398) | 1.8% | 7.7% |
| **Portfolio NOI** | **$ 25,699** | **$ 22,942** | **$ 20,617** | **$ 23,148** | **$ 24,162** | **4.4%** | **(6.0%)** |
| | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ 116,128 | $ 117,308 | $ 119,022 | $ 118,868 | $ 121,560 | 2.3% | 4.7% |
| Portfolio Cash Operating Expenses | (90,429) | (93,157) | (97,681) | (94,177) | (97,398) | 3.4% | 7.7% |
| **Portfolio Adjusted NOI** | **$ 25,699** | **$ 24,151** | **$ 21,341** | **$ 24,691** | **$ 24,162** | **(2.1%)** | **(6.0%)** |
| Portfolio Adjusted NOI Margin % | 22.1 | 20.6 | 17.9 | 20.8 | 19.9 | -90 bps | -220 bps |

(1) Net Portfolio Investment is Gross Investment less NREFs and refundable entrance fees of $498.2 million and $281.2 million, respectively.
(2) Includes government grants under the CARES Act for 1Q21, 2Q21, 3Q21, 4Q21 and 1Q22 of $1.3 million, $0.1 million, $0.0 million, $0.0 million, and $6.6 million, respectively.
(3) Excluding government grants received under the CARES Act and NREF amortization Same-Store year-over-year REVPOR CCRC growth would have been 4.8%.

# Other

As of and for the quarter ended March 31, 2022, dollars in thousands

## SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

| | | 1Q21 | | 2Q21 | | 3Q21 | | 4Q21 | | 1Q22 |
|---|---|---|---|---|---|---|---|---|---|---|
| Property count | | 19 | | 19 | | 19 | | 19 | | 19 |
| Investment | $ | 421,567 | $ | 437,201 | $ | 455,743 | $ | 457,870 | $ | 458,352 |
| Units | | 3,317 | | 3,354 | | 3,354 | | 3,354 | | 3,354 |
| Occupancy % | | 72.7 | | 72.4 | | 74.3 | | 74.8 | | 75.8 |
| REVPOR Other | $ | 4,117 | $ | 4,186 | $ | 4,000 | $ | 4,118 | $ | 4,278 |
| | | | | | | | | | | |
| Portfolio Real Estate Revenues | $ | 16,980 | $ | 17,323 | $ | 17,109 | $ | 17,971 | $ | 18,360 |
| Portfolio Operating Expenses before management fee | | (11,794) | | (11,650) | | (12,617) | | (12,547) | | (13,193) |
| Management fee | | (801) | | (801) | | (821) | | (823) | | (862) |
| **Portfolio NOI**[1] | $ | **4,385** | $ | **4,872** | $ | **3,672** | $ | **4,602** | $ | **4,305** |
| | | | | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ | 17,068 | $ | 17,330 | $ | 17,121 | $ | 17,967 | $ | 18,383 |
| Portfolio Cash Operating Expenses before management fee | | (11,770) | | (11,683) | | (12,729) | | (12,574) | | (13,224) |
| Management fee | | (801) | | (801) | | (821) | | (823) | | (862) |
| **Portfolio Cash (Adjusted) NOI**[1] | $ | **4,497** | $ | **4,845** | $ | **3,571** | $ | **4,570** | $ | **4,296** |
| Portfolio Cash (Adjusted) NOI Margin % | | 26.3 | | 28.0 | | 20.9 | | 25.4 | | 23.4 |

## PRO FORMA (EXCLUDING CARES)

| | | 1Q21 | | 2Q21 | | 3Q21 | | 4Q21 | | 1Q22 |
|---|---|---|---|---|---|---|---|---|---|---|
| REVPOR Other | $ | 4,068 | $ | 4,038 | $ | 4,000 | $ | 3,963 | $ | 4,210 |
| | | | | | | | | | | |
| Portfolio Real Estate Revenues | $ | 16,753 | $ | 16,740 | $ | 17,109 | $ | 17,232 | $ | 18,045 |
| Portfolio Operating Expenses before management fee | | (11,794) | | (11,650) | | (12,617) | | (12,547) | | (13,193) |
| Management fee | | (801) | | (801) | | (821) | | (823) | | (862) |
| **Portfolio NOI** | $ | **4,158** | $ | **4,289** | $ | **3,672** | $ | **3,863** | $ | **3,990** |
| | | | | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ | 16,841 | $ | 16,747 | $ | 17,121 | $ | 17,228 | $ | 18,067 |
| Portfolio Cash Operating Expenses before management fee | | (11,770) | | (11,683) | | (12,729) | | (12,574) | | (13,224) |
| Management fee | | (801) | | (801) | | (821) | | (823) | | (862) |
| **Portfolio Cash (Adjusted) NOI** | $ | **4,271** | $ | **4,262** | $ | **3,571** | $ | **3,831** | $ | **3,981** |
| Portfolio Cash (Adjusted) NOI Margin % | | 25.4 | | 25.5 | | 20.9 | | 22.2 | | 22.0 |

## DEBT INVESTMENTS

| | | | | | Weighted Average | |
|---|---|---|---|---|---|---|
| | | Investment[2] | | Interest Income | Yield | Maturity in Years[3] |
| Seller financing loans | $ | 383,195 | $ | 5,043 | 5.3% | 1.0 |
| Other | | 24,531 | | 452 | 7.5% | 0.8 |
| **Total Debt Investments** | $ | **407,726** | $ | **5,494** | **5.4%** | **1.0** |

(1) Includes government grants under the CARES Act for 1Q21, 2Q21, 3Q21, 4Q21 and 1Q22 of $0.2 million, $0.6 million, $0.0 million, $0.7 million, and $0.3 million, respectively.

(2) Excludes $1.9 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $25.1 million.

(3) Weighted average maturity in years is based on initial maturity and excludes extension options.

# 2022 Guidance & Additional Items[1]

Projected full year 2022, dollars in millions, except per share amounts

| | Full Year 2022 Guidance (May 3, 2022) |
|---|---|
| **2022 Guidance** | |
| Diluted earnings per common share | $0.58 – $0.64 |
| Diluted Nareit FFO per common share | $1.70 – $1.76 |
| Diluted FFO as adjusted per common share | $1.68 – $1.74 |
| Total Portfolio year-over-year Same-Store Cash NOI | 3.25% – 4.75% |

| **Total Portfolio Year-Over-Year Same-Store Cash NOI Components** | % of NOI | |
|---|---|---|
| Life Science | 49% | 4.00% – 5.00% |
| Medical Office | 39% | 1.75% – 2.75% |
| CCRC[2] | 12% | 8.00% – 12.00% |
| Total Portfolio[2] | 100% | 3.25% – 4.75% |

| | Additional 2022 Guidance Assumptions |
|---|---|
| **Other Supplemental Information – AFFO Addition (Reduction)** | |
| Amortization of stock-based compensation | $19 – $21 |
| Amortization of deferred financing costs | $9 – $13 |
| Straight-line rents | ($48) – ($54) |
| AFFO capital expenditures | ($95) – ($110) |
| Deferred income taxes | $0 – ($4) |
| Other AFFO adjustments | ($25) – ($35) |
| **Capital Expenditures (excluding AFFO Capital Expenditures)[3]** | |
| 1st generation TIs / revenue enhancing / ICE | $150 – $200 |
| Development[4] | $525 – $625 |
| Redevelopment[4] | $150 – $200 |
| **CCRC Non-Refundable Entrance Fees** | |
| Non-refundable entrance fee amortization | $77 – $83 |
| Cash non-refundable entrance fees | $87 – $97 |
| **Other Items** | |
| Interest income | $18 – $23 |
| General and administrative | $93 – $98 |
| Interest expense | $145 – $165 |
| Unconsolidated SWF SH JV Cash NOI[5] | $15 – $20 |

(1) Range of outcomes presented below incorporate various items shown on this page. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / loan repayments and potential changes to interest rates.
(2) Includes $6.6 million of CARES Act grants received in January 2022 related to CCRCs. 2021 included $1.4 million of CARES Act grants related to the CCRC same-store pool. Excluding CARES Act grants, our 2022 Same-Store Cash NOI guidance for CCRC and Total Portfolio would be 3.00% – 7.00% and 2.75% – 4.25%, respectively.
(3) Includes our share of Unconsolidated JVs.
(4) Excludes ~$40 million of capitalized interest related to our share of development and redevelopment spend.
(5) Excluded from the 2022 same-store pool.

# Glossary

## Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

## Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

## Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

## Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

## Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

## Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

## Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

## Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

## Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

## Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

## EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the quarter as if the transactions were completed at the beginning of the quarter. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

## Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

## Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

## Entrance Fees

Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

# Glossary

## Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

## Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

## Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

## Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

## Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

## Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

## Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

## Net Operating Income ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures.

## Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where leases have commenced, including month-to-month leases, as of the end of the period reported. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

## Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

## Portfolio Cash Operating Expenses*

Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

## Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

## Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

# Glossary

## Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

## Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

## REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

## REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

## RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

## Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

## Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

## Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

## Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure.

## Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

## Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

\*     Non-GAAP Supplemental Measures
      Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at http://ir.healthpeak.com/quarterly-results.

# Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

## NET INCOME TO ADJUSTED EBITDAre

| | | Three Months Ended March 31, 2022 |
|---|---|---|
| **Net income (loss)** | **$** | **75,343** |
| Interest expense | | 37,586 |
| Income tax expense (benefit)[1] | | 437 |
| Depreciation and amortization | | 177,733 |
| Other depreciation and amortization | | 1,291 |
| Loss (gain) on sales of real estate[1] | | (3,785) |
| Share of unconsolidated JV: | | |
| Interest expense | | (779) |
| Income tax expense (benefit) | | 47 |
| Depreciation and amortization | | 5,135 |
| Loss (gain) on sale of real estate from unconsolidated JVs | | (279) |
| **EBITDAre** | **$** | **292,729** |
| Transaction-related items, excluding taxes | | 296 |
| Other impairments (recoveries) and losses (gains)[2] | | (8,909) |
| Amortization of stock-based compensation | | 4,721 |
| Impact of transactions closed during the quarter[3] | | (850) |
| **Adjusted EBITDAre** | **$** | **287,987** |
| **ADJUSTED FIXED CHARGE COVERAGE** | | |
| Interest expense, including unconsolidated JV interest expense at share | | 36,807 |
| Capitalized interest | | 8,333 |
| **Fixed Charges** | **$** | **45,140** |
| **Adjusted Fixed Charge Coverage** | | **6.4x** |

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) Adjustment includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital that was in a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with a planned MOB demolition. The remaining activity for the three months ended March 31, 2022 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(3) Adjustment reflects the impact of transactions that closed during the quarter as if the transactions were completed at the beginning of the quarter.

# Debt Ratios

As of and for the quarter ended March 31, 2022, dollars in thousands

## ENTERPRISE DEBT AND NET DEBT

| | March 31, 2022 |
|---|---:|
| Bank line of credit and commercial paper | $ 1,330,813 |
| Senior unsecured notes | 4,654,056 |
| Mortgage debt | 350,713 |
| **Consolidated Debt** | **$ 6,335,582** |
| Share of unconsolidated JV mortgage debt | 39,721 |
| **Enterprise Debt** | **$ 6,375,303** |
| Cash and cash equivalents[1] | (97,055) |
| Share of unconsolidated JV cash and cash equivalents | (15,116) |
| Restricted cash | (52,103) |
| Share of unconsolidated JV restricted cash | (500) |
| Expected net proceeds from forward contracts | (312,706) |
| **Net Debt** | **$ 5,897,823** |

## FINANCIAL LEVERAGE

| | March 31, 2022 |
|---|---:|
| Enterprise Debt | $ 6,375,303 |
| Enterprise Gross Assets | 18,763,958 |
| Financial Leverage | 34.0% |

## SECURED DEBT RATIO

| | March 31, 2022 |
|---|---:|
| Mortgage debt | $ 350,713 |
| Share of unconsolidated JV mortgage debt | 39,721 |
| **Enterprise Secured Debt** | **$ 390,434** |
| Enterprise Gross Assets | 18,763,958 |
| Secured Debt Ratio | 2.1% |

## NET DEBT TO ADJUSTED EBITDAre

| | Three Months Ended March 31, 2022 |
|---|---:|
| Net Debt | $ 5,897,823 |
| Annualized Adjusted EBITDAre[2] | 1,151,948 |
| Net Debt to Adjusted EBITDAre[3] | 5.1x |

(1) Includes cash and cash equivalents of $8 million on assets classified as discontinued operations.
(2) Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.
(3) During the quarter, the Company began including restricted cash and expected net proceeds from the future settlement of shares issued through forward equity contracts in its calculation of Net Debt. The Company also began adjusting its calculation of Adjusted EBITDAre to reflect the impact of transactions that closed during the quarter as though they were completed at the beginning of the quarter. Net Debt to Adjusted EBITDAre excluding these changes would be 5.4x.

## BOARD OF DIRECTORS

**BRIAN G. CARTWRIGHT**
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

**KATHERINE M. SANDSTROM**
Vice Chair of the Board, Healthpeak Properties, Inc.
Former Senior Managing Director,
Heitman LLC

**THOMAS M. HERZOG**
Chief Executive Officer, Healthpeak Properties, Inc.

**CHRISTINE N. GARVEY**
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

**R. KENT GRIFFIN, JR.**
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

**DAVID B. HENRY**
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

**LYDIA H. KENNARD**
President and Chief Executive Officer,
KDG Construction Consulting

**SARA GROOTWASSINK LEWIS**
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

## EXECUTIVE MANAGEMENT

**THOMAS M. HERZOG**
Chief Executive Officer

**SCOTT M. BRINKER**
President
Chief Investment Officer

**THOMAS M. KLARITCH**
Chief Operating Officer

**TROY E. MCHENRY**
Chief Legal Officer
General Counsel

**PETER A. SCOTT**
Chief Financial Officer

**SHAWN G. JOHNSTON**
Executive Vice President
Chief Accounting Officer

**LISA A. ALONSO**
Executive Vice President
Chief Human Resources Officer

**SCOTT R. BOHN**
Executive Vice President
Co-Head of Life Science

**JEFFREY H. MILLER**
Executive Vice President
Development

# Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2022 Guidance and Additional Items." Pending acquisitions, dispositions, and leasing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of,

Continued



The Boardwalk
**San Diego, CA**

# Forward-Looking Statements
# & Risk Factors (concluded)

or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



Regency Oaks CCRC
Tampa, FL

**Corporate HQ, Denver, CO**

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428 - 5050

**South San Francisco, CA**

2000 Sierra Point Parkway, Suite 100
Brisbane, CA 94005

**Irvine, CA**

1920 Main Street, Suite 1200
Irvine, CA 92614

**San Diego, CA**

420 Stevens Avenue, Suite 170
Solana Beach, CA 92075

**Nashville, TN**

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

**Boston, MA**

35 Cambridgepark Drive, Suite 150
Cambridge, MA 02140

**Healthpeak®**
PROPERTIES

healthpeak.com